SECURITIES [barcode] ION
Washington

04017131

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SMC OPTION MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle, Suite 2500
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 2 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Young	**(312) 697-9900**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SMC OPTION MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	3,620
Receivables from brokers and dealers		14,962,172
Securities owned, at fair value		
Long stocks		52,385,629
Long options		38,311,730
Exchange memberships, at cost (market value $540,000)		359,000
Goodwill		400,000
Other assets		66,600
	$	106,488,751

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Payable to broker-dealer	$	66,533
Securities sold, not yet purchased, at fair value		
Short stocks		80,199,775
Short options		22,962,310
Accounts payable and accrued expenses		21,633
		103,250,251
Members' Equity		3,238,500
	$	106,488,751

See accompanying notes.